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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC's website at www.sec.gov.

2

Aventis

Conference Call

on Plavix® Litigation

26 March 2004

Contents

Introduction to Conference Call, Arvind Sood, Senior Vice President, Investor Relations, Aventis	2
Sanofi Plavix® Litigation, Jeffrey Lewis, Attorney, Patterson Belknap, Webb & Tyler LLP	2
Questions and Answers	6

Introduction to Conference Call

Arvind Sood

Senior Vice President, Investor Relations, Aventis

I.    Purpose of the Call

        The purpose of the call today is to provide our shareholders with some important information regarding the Plavix® litigation in order that they can better assess the risks associated with Sanofi's hostile bid for Aventis. We feel this is particularly relevant as Sanofi's bid is predominantly in Sanofi shares, representing 81% of the consideration. Sanofi has acknowledged the market's need for additional information on Plavix®, though they have done little to provide such information. Given the importance of this issue to our shareholders, our management board felt that it was necessary to expand our enquiry into the Plavix® risk by securing an opinion from a recognised third party expert.

II.    Introduction to Jeffrey Lewis

        Our speaker today is Jeffrey Lewis, an attorney with the New York law firm of Patterson, Belknap, Webb & Tyler. Lewis is a recognised US patent attorney who in the past has been involved in litigation relating to the pharmaceutical industry. He is also an Adjunct Professor of Law at the Benjamin N Cardozo School of Law in New York where he teaches biotechnology and pharmaceutical patent law.

        Mr Lewis will briefly discuss his opinion on the Plavix® case, following which there will be a question and answer session.

Sanofi Plavix® Litigation

Jeffrey Lewis

Attorney, Patterson, Belknap, Webb & Tyler LLP

I. Preamble

        I would like to begin by discussing our view of the Sanofi Plavix® patent challenge. Let me start by commenting that unfortunately there is only a limited amount of information that is public. Therefore, our analysis has been based upon what is publicly available, primarily from the records of the United States District Court for the Southern District of New York located in Manhattan, which is where two lawsuits are pending. One of them is Sanofi against Apotex and the other is Sanofi against Dr Reddy. Both of those lawsuits have been combined and both relate to the desire of Apotex and Dr Reddy to begin marketing a generic version of Plavix® prior to expiration of the patents covering Plavix®.

        The information we had available to us is the information that is in public court filings. However, not all court filings are public. Similarly, we have not been able to speak with any of the witnesses, nor have we consulted with the lawyers for any of the sides. What we have tried to do is give a view based upon the publicly available information as to what the risk is to Sanofi of a generic launch prior to patent expiration.

II.    Background Information

1.    Sanofi Patents

        Sanofi holds five United States patents that have been identified with the United States Food and Drug Administration (FDA) in what is called the ‘Orange Book'. Sanofi chose to sue both Apotex and

Dr Reddy on two of those five patents: the ‘328 patent and the ‘265 patent. During the course of the lawsuits Sanofi has chosen to withdraw the ‘328 patent from the lawsuit and has done so with prejudice, which means it cannot be reasserted against Apotex or Dr Reddy. The exact reason the ‘328 patent was withdrawn is not clear from the public record. However, there has been some speculation. Therefore, we are focused on the ‘265 patent.

2.    The 265 Patent

        The publicly available papers indicate that the ‘265 patent has been limited to just one claim of that patent. Let me pause for a moment for those not familiar with the word ‘claim'. If you look at a patent, at the very end there are something called ‘claims', which are numbered paragraphs. They set out what lawyers call the ‘metes and bounds', the boundaries of what is and is not allowed within the scope of the patent.

        Sanofi has identified one claim of the ‘265 patent as being in dispute, which is claim number three. It covers the d-enantiomer of a compound commonly called clopidogrel bisulphate; MATTPCA is the chemical abbreviation used. The enantiomer concept refers to the fact that chemical molecules can exist as mirror images of each other; they can be measured by rotation of light. In this case what is at issue is whether the d-enantiomer of MATTPCA is substantially separated from the other enantiomer, which is the l-enantiomer? The ‘d' stands for ‘dextro' and is what we are concerned with here, the dextro-rotatory enantiomer or isomer of this compound.

III.    Primary Challenges

1.    Anticipation and Prior Art

        There are four primary challenges that have been made by Dr Reddy and Apotex. One is anticipation and prior art. The concept of prior art is a legal term that means what is publicly available information. Therefore, if you look at this publicly available information, Apotex and Dr Reddy say that the publicly available information prior to Sanofi applying for patent protection already teaches the d-enantiomer and, accordingly, Sanofi should not have received the ‘265 patent covering the d-enantiomer of MATTPCA.

2.    Obviousness

        The second challenge is on the basis of obviousness. Under United States law this means that somebody of skill in the art looking at the prior art that was available preceding Sanofi's patent application would know, it would be an obvious variant to identify the claim—in this case the ‘d' isomer—from what was publicly known.

3.    Double Patenting

        The third challenge that Apotex and Dr Reddy have put forward is the issue of double patenting. Double patenting means that when one party owns two or more patents that cover the same or an obvious variant of the same invention, it is inappropriate to have a second patent on the same or obvious variant of that invention. In this case, double patenting is very closely related to the anticipation and obvious analysis.

4.    Inequitable Conduct

        The fourth charge against the patent that has been put forward is that there was inequitable conduct. Inequitable conduct means that there was an intentional omission or misrepresentation of relevant facts to the Patent Office and that it was done with the intent to deceive. Based upon this material omission or misstatement of intent there was an inequitable conduct—it used to be called fraud on the Patent Office—that some inequity occurred such that the patent should not be enforceable.

        If Apotex or Dr Reddy were able to prove any of these four defences and win at trial, they would be able to bring out their generic products. This is a complete defence.

5.    Other Issues

        Separately, there is the issue of infringement. That is, are Apotex or Dr Reddy doing what is in the claim? It appears from the public record that both Apotex and Dr Reddy are not contesting the issue of whether or not they have the d-isomer of MATTPCA as called for in the claim. There is some dispute over what level of purity is required by the claim, but there does not appear to be a dispute that both Apotex and Dr Reddy's proposed products would meet the claim. It appears that the real fight will be whether the patent is valid or unenforceable on one of the four grounds mentioned above.

IV.    The Anticipation Challenge

1.    The 596 Patent

        As I have said, at issue is claim three of the ‘265 patent. It is Apotex and Dr Reddy's position, it appears, that claim three of the ‘265 patent covering the d-isomer of MATTPCA is anticipated by an earlier patent to Sanofi. This earlier patent is known as the ‘596 patent. (In patent terminology we typically refer to patents by their last three digits.) The ‘596 patent contains a number of claims and teaches MATTPCA. Let us consider the claims of the ‘596 patent as I think that will lay out in some order the teachings of the ‘596 patent by easy reference.

        The first claim discloses MATTPCA but it does not specifically indicate a d- or l-enantiomer. Instead, it seemingly refers to the racemic mixture; that is, the mixture of d- and l-enantiomers as opposed to just one of them. Claim two is specific to the chemical compound of clopidogrel although it does not disclose the exact bisulphate salt.

        There are other claims of the ‘596 patent—and in patent law you interpret a claim based upon other claims that what we call ‘depend from it', which they incorporated by reference and work their way down. These other claims, such as claim eight of the ‘596 patent, refer to either mixture or one of the two enantiomers from claim one, the broad genus, as opposed to claim two, which is the more specific MATTPCA.

2.    Issues of Proof

        The issue that Dr Reddy and Apotex will need to prove is whether or not the teachings of one of the two enantiomers or their mixture, as applied to the broader genus claim, would be specifically addressed to the teaching of MATTPCA found in claim two. This is, of course, going to be a dispute based on large part upon the teachings and testimony of expert witnesses.

        Another issue will be whether or not there is a teaching of the bisulphate salt. It does not appear that the ‘596 patent is specific to MATTPCA use of a bisulphate salt as opposed to other forms of salt that can be used for forming a chemical into a dry pharmaceutical product. This again will be the subject of expert testimony and dispute, although it is likely that the experts put forward by Apotex and Dr Reddy will show that the use of bisulphate salt is one of the common items available among scientists looking to formulate a pharmaceutical product.

3.    Sanofi Memorandum

        There is a final note on anticipation concerning what Apotex and Dr Reddy will argue, which you may already know from some of the publications, or you may have seen in some of the references. It is that there is an internal Sanofi legal department memorandum that has been lodged with the court, which the defendants (Apotex and Dr Reddy) have characterised as an admission by Sanofi that its clopidogrel patent—the patent in dispute—is anticipated.

        This memo cautions against the reference to enantiomers in a broad patent such as the ‘596 due to the possibility that a subsequent patent on an enantiomer may be anticipated if there is such a disclosure. In fact, the memo says ‘we have an example of such self-anticipation with clopidogrel'. This, of course, is not a court holding, but it is a challenge that Apotex and Dr Reddy assert against the Sanofi ‘265 patent.

4.    Sanofi Arguments

        Sanofi, of course, will argue that there is no anticipation. Sanofi will argue that the ‘596 patent only shows a racemic mixture and, no doubt, its expert testimony on its side will support that proposition. Sanofi will also argue that it would not be taught for a scientist to do the separation and to develop the d-enantiomer. They will also show that in obtaining the ‘265 patent the examiner at the United States Patent and Trademark Office was aware of the ‘596 patent and considered it and that, therefore, there should not be that level of anticipation applied to it.

5.    Court Decisions

        It is appropriate to note that there are a number of court decisions that have dealt with the concept of whether or not the disclosure of a racemic mixture anticipates an enantiomer. That has been disclosed in the United States courts and litigated several times. However, it appears that the earlier decisions have not involved a disclosure that specifically discusses that there may be utility or there may be a teaching to separate the enantiomers off as opposed to using this combined racemic mixture. Therefore, in some ways this is an issue that will be new to the court hearing the case in Manhattan.

        It should also be noted that in the United States there is a presumption that an issued patent is valid. Thus Apotex and Dr Reddy will have to overcome that presumption with what is called ‘clear and convincing evidence' in order to show anticipation of the ‘265 patent by the ‘596 patent, or possibly by other prior art that has not yet been publicly identified as being relevant.

V. The Obviousness Challenge

1.    Apotex and Dr Reddy Argument

        Apotex and Dr Reddy will alternatively argue that if the ‘265 patent is not invalid as anticipated, then if you take all of the teaching combined it would render the ‘265 patent invalid for obviousness. The reason being that somebody of skill in the art would understand to take the information disclosed in the ‘596 patent and combine it with their understanding of using an enantiomer, of selecting an appropriate salt. Therefore, the patent would be obvious based upon the level of knowledge in the scientific community as well as, probably, other art that would be used to connect the missing pieces for anticipation.

2.    Sanofi Argument

        Sanofi, of course, will argue just the opposite. In this forum, on this issue of obviousness, Sanofi will also be able to present additional evidence, which in the United States is called ‘secondary considerations'. This evidence will show such things as commercial success of the product and unanticipated results, which will be additional real world factors to rebut against a charge of obviousness.

        Those secondary considerations are not available for anticipation, but they are available for obviousness. Here also, Apotex and Dr Reddy will have the significant burden, by clear and convincing evidence, to prove whether or not the patent should be held invalid.

VI.    The Double Patenting Challenge

        I do not think it is very useful to spend a significant amount of time on double patenting. There are some subtle differences between double patenting. This would be called an obviousness-type double patenting—there are two types. There are some subtle differences in the analysis, but for the purposes of the analysis of these facts it is probably all absorbed in the analysis under obviousness itself.

VII.    The Inequitable Conduct Challenge

        I also think it is not helpful to spend a great deal of time on inequitable conduct. Apotex and Dr Reddy have brought forward a charge that Sanofi gained the ‘265 patent by improper conduct and, therefore, the ‘265 patent should not be enforceable. Sanofi has admitted a few of the underlying facts and has generally denied the charges put forward by Apotex and Dr Reddy. Without specificity in the public domain it is impossible to evaluate whether or not there is a remittable inequitable conduct challenge here since we do not have access to the confidential information. Therefore, it would be inappropriate to try to even review the inequitable conduct charge as we only have one side's view of the facts.

VIII.    Conclusion

        This brings me back to my opening point: that there is a limit on what is available to us to analyse. We have looked at the public information lodged with the court; we have looked at the publicly available records and other information. Based upon that, there is a substantial challenge to the validity of the ‘265 patent, which could lead to generic entry against Plavix® if those charges are substantiated. Apotex and Dr Reddy have put forward serious questions; they have put forward serious issues and there is a real challenge being made to the Sanofi ‘265 patent.

Arvind Sood

        Many thanks for your comments.

Questions and Answers

Question 1: Andy Kocen, Redburn Partners

        I have a couple of more general questions regarding anticipation and one regarding the prosecution history. In terms of an invalidity ruling due to anticipation, is it only the claims of the patent in question that are ruled on, or can the description be brought to bear on the ruling? A related question is can a judge read additional information into the claims relating to the spirit in which the patent was intended even if they are not stated in the patent itself?

        In the prosecution history of the ‘265 patent the examiner interpreted ‘596 to cover only the racemate, despite the fact that 596 claims the racemate and each individual enantiomer. I assume you are not going to say whether the examiner was right or wrong, but does that in any way seem a little bit strange to you, that they considered the racemate only when granting ‘265?

Jeffrey Lewis

        Let me address your questions in order, and I hope I address them completely. Your first question dealt with what was anticipation and how would that be viewed in the United States and whether it includes the description, or specification as we would call it, of the patent.

        For the purposes of anticipation invalidity is measured on a claim-by-claim basis, so it would be the effect of one claim at a time. Thus a court could find a claim invalid and not even reach a discussion point on the other claims. There are other challenges that can be based on whether or not the specification is adequate to support a claim or a patented invention. However, a specification challenge does not appear to be at issue in this case.

        That said, the specification, the written description, the text, the drawings, whatever else is contained in the patent document has been stated to be the single best guide for understanding the patent claims. While it is inappropriate to take a requirement of the specification and graft it on to a claim, the claim can be read in the context of a specification.

        Let me answer a question you did not ask before moving on, which is that in a lawsuit where you have decided which claims to fight on and which claims not to fight on, you cannot save another claim for another day. In this lawsuit, for instance, Sanofi has chosen to pick its fight over claim three. It could not at a later time decide to bring a new lawsuit on yet another claim of the same patent against the same defendants on the same proposed products.

Andy Kocen

        If I could just interrupt you, I would say my question relates to the fact that if you look at claim three and only at claim three, then all the components within it do seem to have been disclosed at some point in ‘596. The novel and unobvious properties of clopidogrel, the marketed form Plavix®, are disclosed in the patent description only. Therefore, would those be relevant to claim three at all? Would those be relevant to this case?

Jeffrey Lewis

        There seems to have been quite a clash, in going to the language of claim three that you appropriately home in on, over the phrase ‘substantially separated'. That is where the real fight on what the claim means seems to be, where each of the two defendants, and also Sanofi, have come forward with a different percentage purity limitation regarding what substantially separated means.

Andy Kocen

        That does not seem particularly novel or unobvious, just a pure form. I think the reason many people thought the patent was valid was due to the disclosure within the description of novel and useful properties, but they are not within the claims.

Jeffrey Lewis

        Correct. That is the distinction between anticipation and obviousness. The novel properties and the unexpected results go to the obviousness challenge but not to the anticipation challenge because they are not in the claims.

        That perhaps brings us to your second question, which is what about the examiner who saw the disclosure of the prior art ‘596 patent but said it was limited to the racemate? That does not preclude the court from doing its own analysis, from bringing in either experts of its own or hearing experts proposed by the parties as to whether or not the examiner was correct or incorrect in allowing the patent to issue where the ‘596 patent made certain disclosures. That is where the challenge is going to be. However, it is due to a level of deference to the examiner that there is a presumption that the patent is correct, which must be overcome. That is why I made reference earlier to the fact that Apotex and Dr Reddy would have to come forward with what is known as clear and convincing evidence to overcome the burden of saying that the examiner acted incorrectly.

Andy Kocen

        In your opinion there is a valid question there, given the fact that there was disclosure of the racemate and its enantiomers?

Jeffrey Lewis

        From everything I have seen I agree there is a very valid question and there is a very valid challenge to the ‘265 patent based upon the public information and all the outlines I gave earlier. I do think that is going to be the question.

Andy Kocen

        Thank you.

Question 2: Max Herrmann, ING Financial Markets

        Firstly, regarding the hydrogen sulphate salt, in the ‘596 patent I think they call it the bisulphate, but effectively in the description that is exactly the same salt. Therefore, is the salt in the ‘265 patent not fully disclosed in the ‘596 patent already? Thus, does that provide Sanofi with any real defence?

        Secondly, in terms of the Adamson prior case history, how do you feel that will be viewed in the court, given it seems to suggest that the patent officer has not adopted that prior court case?

Jeffrey Lewis

        Let me take your questions in order. I think you will find that the ‘596 patent really focuses on a different salt, the HCL salt, the hydrochloric acid salt.

Max Herrmann

        I was referring to example seven, example eight and example nine that they give, which all have as examples the bisulphate salt. Thus it is clearly one of the main salts in the ‘596 patent that Sanofi was aiming to formulate.

Jeffrey Lewis

        You anticipated where I was going next, which is that there are examples that disclose the bisulphate salt in columns four and five. Those bisulphate salts will, of course, be part of what Apotex and Dr Reddy will identify as being part of the teachings that should be applied to the more specific MATTPCA. Indeed, part of the challenge to the ‘265 patent will be based upon those salt identifications. That is why I think, at least based upon the public record, the real fight has not been on the salt point as opposed to whether a racemic mixture of the two enantiomers or the one specific enantiomer is identified in the ‘596 patent and taught by it.

Max Herrmann

        Therefore, what you are saying is that they believe the salt is fairly obvious and is not going to be a major prosecution for Sanofi?

Jeffrey Lewis

        It is hard for me to say what somebody else believes unless they have put it in writing. I can only tell you that it does not seem that is where the battle lines have been drawn.

Max Herrmann

        On the Adamson case, it looks like the reading from the patent officer on the ‘265 patent was taking into account the Williams case, talking about substantial separation of the isomers, but not on the fact that they had to show something really unusual for the issuance of the patent.

Jeffrey Lewis

        The Adamson case, if I recall it correctly, is a case where the disclosure was from the early 1950s. In that case there was a great deal of dispute more on the identification of the optical isomers, the "d-" and the "l-", and that there was surprisingly superior results from the l-isomer. That patent was rejected and it was referred to an organic chemistry text that predated it. That chemistry text identified that there were certain properties of the two isomers that could differ considerably. Accordingly, the court followed the point that you have raised.

        There have been a number of more recent cases that have gone towards the view that the racemate does not necessarily disclose each of the isomers where the racemate is disclosed without more. However, I do think if you look at some of the older cases and at some of the chemical teachings, that particularly in the case of the ‘596 patent where we have a disclosure of the racemate and the isomers and you have that information tied together, that it raises a much more substantial question than more recent cases, which only looked to the racemate without a disclosure of the isomer. Therefore, I do think that makes life tougher for the ‘265 patent.

Max Herrmann

        Thank you.

Question 3: Marie-Hélène Léopold, Société Générale

        If there is an internal memorandum from Sanofi admitting that the patent of clopidogrel has been self-anticipated, I am not an expert, but it seems to me it is then quite obvious to demonstrate that there has been anticipation, correct?

        My second question is regarding the timing of the next event. I have heard that a claim construction hearing was planned for the end of March, but I am not sure about that. To your knowledge, when a transfer from one judge to another occurs how long does it take for the new judge to be aware of all the facts, since that must take quite a while?

Jeffrey Lewis

        Let me address your questions in order. Sanofi's memorandum is an internal document and I do not think that we can say that an internal memorandum written from one person to another ends the analysis and is a formal admission of who wins and who loses. On the other hand, it does create a bit of a factual dispute as to what the parties were thinking. Ultimately, however, the question of whether or not the claim is anticipated or obvious is one that the court will have to make its own analysis regarding. Therefore, it is a bad fact, but it is not a dispositive fact or something that will go to the ultimate decision as much as to frame the debate. Thus I do not think that you can say that the Sanofi memorandum ends the enquiry.

        Regarding the timing of the next event, I too had heard a rumour that there would be a claim construction hearing at the end of March. We were unable to confirm that with the court and in reviewing the court's docket and the court's calendar we have not found any date scheduled for the end of March. As you pointed out, the judge has changed and is now Judge Stein, who is quite an accomplished jurist. He has handled other generic drug challenge cases and is familiar with the law. He has just had a very widely publicised decision here in the United States, the Purdue-Endo case, where he held that Purdue's patent on OxyContin was unenforceable for inequitable conduct. I think Judge Stein will get up to speed relatively quickly, which is not to say that there will not be some small delay. Judge Stein and Judge Sweet, who has transferred the case to Judge Stein, are in the same building, and I would guess that Judge Stein will be up to speed relatively promptly and presumably will start meeting with the parties involved and scheduling. I think it would be unfair to assume he is going to have a claim construction hearing immediately. Again, that is a guess on my part, but he may use that as a vehicle to learn more about the case. It is possible that he could go quickly to such a hearing, but here I would be speculating one way or another.

Marie-Hélène Léopold

        I would like to ask a very naïve question: when does a claim construction hearing become a Markman hearing?

Jeffrey Lewis

        A claim construction hearing is a Markman hearing; they are the same thing. In fact, I have just published a report on claim construction and I prefer to call it ‘proceeding' because the word ‘hearing' implies the taking of testimony from witnesses, which is not required. The judge, under a case called Markman v Westview and other cases that have followed, as a matter of law must determine what the claims of a patent mean as opposed to factual inquiries that a fact finder, be it a jury or it could also be the judge—in this case it will be the judge—would have to decide under a different standard. The issue of law is a question under Markman for claim construction, thus it is referred to by some people as a claim construction proceeding and other people as a Markman proceeding or Markman hearing; they are the same thing.

        I do not know in this case whether Judge Stein or whether Sanofi, Apotex or Dr Reddy have proposed having testimony at the hearing. It is possible they may have experts testify. Given the level of dispute as to purity levels it would not surprise me if they did have experts testify on claim construction, as it appears that the argument over the percentage of purity has focused on what somebody of skill in the art would understand. They could do it either by affidavit in writing or with deposition testimony or by live testimony. I suspect live testimony but, again, that is a guess.

Marie-Hélène Léopold

        Thank you very much.

Question 4: Carl Seiden, JPMorgan

        Mr Lewis, this has been really helpful and I understand certainly why you are limited by only publicly available information and why that limits any explicit conclusions you could make. However, if you were to apply the artificial assumption that all the information that you have seen is all the information, could you give us an opinion based upon your view of the world currently who you think is going to win?

Jeffrey Lewis

        That is a tough question, not because I cannot form an opinion, but for a couple of reasons I have chosen not to. I have chosen not to in terms of percentage handicapping and I know there have been people in the industry who have done the percentage handicapping. It is not something I am personally comfortable doing without having a complete set of information and particularly doing so in a public forum where it can be referred back to me.

        I do think that there is a very significant challenge raised by the two generic drug applicants, Apotex and Dr Reddy. Frankly, in this industry you either represent the generic or you represent the branded drug and I have always been a lawyer for the branded drug, so right there I may have answered your question in terms of the personal predilections of who I would naturally want to opine with. However, it is appropriate to note that there is a very substantial challenge here based upon what is in the public record.

Carl Seiden

        Thank you.

Question 5: Jo Walton, Lehman Brothers

        As I understand it, there is only a certain amount of publicly available data but there is more data that is still sealed by the court, and that it is possible for third parties—for presumably public interest good or whatever—to apply to have those documents unsealed. Is that the case and, if so, has anybody applied to do it?

        Secondly, regarding a comment that you made originally about the ‘328 patent having been withdrawn with prejudice. That sounds as if there is a negative inference surrounding it. Is that just legalese or is that anything relevant?

Jeffrey Lewis

        The first question is yes there is information under seal. There is also additional information that has not been lodged with the court. That is to say the parties have transcripts that are not lodged with the court, the parties have exchanged documents that have not been lodged with the court. As for the information that is lodged with the court, my understanding is that no one has applied for access.

        There are different standards for how one could apply for access in the United States. One standard is our constitutional right of the press, which, of course, none of the parties have. There is a more restrictive standard on how someone as a private citizen or corporation could gain access, but no one has sought to do so and I am unsure at this stage how much information could be garnered. There certainly would be much more available, but I cannot tell you what is in there as I have not seen it.

Jo Walton

        Effectively, when you say it is the right of the press, it is most likely to be, for instance, the Wall Street Journal or the Financial Times or a body like that who could do that?

Jeffrey Lewis

        Without looking at this more closely I believe they would be in better shape to make that request than a private party would.

        The second issue concerns the ‘328 patent being withdrawn with prejudice and I think your question was regarding how negative is it, is it negative or is it just legalese? Obviously, whenever you have asserted a patent and then withdrawn it is not a good fact. That is not a helpful fact and it is not helpful to Sanofi to have to withdraw one of its patents that it previously had asserted. Therefore, I would not characterise that as helpful to Sanofi. They had two patents that they could sue on and one has now been withdrawn, so that certainly is less strong. Having said that, Sanofi would only have to win on one patent claim of one patent to be victorious, so it is not the entire enquiry.

Jo Walton

        Is it quite common for litigation to try and pinpoint it on one patent and to take other patents away in order to simplify it, rather than potentially double the length of time by having more patents included? Is that typical or unusual?

Jeffrey Lewis

        It is typical to take one patent and narrow down the claims that are asserted in it; that is very common. I have just finished a trial where I had a potential of 80 claims I could have asserted and we went to trial on four simply because that narrows the issues. I do not have any hard mathematical evidence, but my own empirical experience tells me that it is less common to entirely withdraw a patent as opposed to saying it is only this claim of this patent.

Jo Walton

        Thank you.

Question 6: Lucas Herrmann, Deutsche Bank

        Thank you, Aventis and Jeff, for this opportunity. My first question goes back to anticipation. My understanding is for ‘265 to be anticipated by ‘596 you have to be able to read all the claims from ‘596. In your opinion would one be able to separate the enantiomers from the teachings of ‘596? The premise being, of course, that whilst textbooks describe how to separate enantiomers the argument would then rest with one of obviousness rather than anticipation.

        My second question is simply whether the ‘265 patent is novel? My understanding was for a patent to be valid it also needs to be innovative, novel, have commercial value. The question is whether the ‘265 is really novel?

Jeffrey Lewis

        The first question is does the ‘596 patent tell you how to separate enantiomers as opposed to just a racemic mixture? There is some disclosure in the ‘596 patent of how to separate enantiomers and it certainly does refer to the concept of ‘one of the two enantiomers or their mixture'. Presumably you only need to make a scientific disclosure in the document that would supplement what those of ordinary skill in the art would already know. Presumably those of ordinary skill in the chemistry arts would already know how to separate enantiomers. That is a topic that has been around for many, many years in the chemical community. Therefore, I am not sure there would be a requirement that the ‘596 patent disclose in detail how to go about separating the enantiomers unless there was something particular about MATTPCA that was unusual in its separation or it required steps that were not of common knowledge or common experience. Thus I do not think there is much that would need to be disclosed in the ‘596 patent about the operations of separating enantiomers other than what would be above and beyond the knowledge of those of ordinary skill in the art.

        The second question is regarding novelty of the ‘265 patent?

Lucas Herrmann

        Yes, and the reason for asking is going to the European Court ruling where the patent was initially rejected on the grounds of lack of novelty, as confirmed by the memo put out by Laforest?

Jeffrey Lewis

        Here we have two countries separated by a common language. Novelty provisions in the United States are subsumed by what I have been calling anticipation and in many ways that is what we have been looking at: what is the difference and whether or not they are within the anticipation category. You made reference to the requirement of there being commercial value, which is not part of the US law for novelty and what is new.

        We have two standards of deciding what is a new invention entitled to patent under the newness rubric. The first is called Section 102, which combines the anticipation with certain statutory loss of rights for public disclosures and the like. The other is called Section 103, which is obviousness, which is the other standard we have discussed.

        What the European analysis and rejection raised would be most close to the anticipation analysis in the United States.

Lucas Herrmann

        Thank you.

Question 7: Avik Roy, Bain Capital

        Thank you again for sharing your thoughts with us. I have three questions. The first is a follow-on to what Lucas was asking and that is: to what degree is it necessary to demonstrate an unexpected clinical benefit in the ‘596 patent in order to fully anticipate the ‘265, given the recent case law you mentioned on that subject?

        The second question is if you looked at the prosecution of the ‘265 patent, if you had any thoughts regarding what the prosecution of that patent tells us about why the patent was issued despite the patent officer's awareness of the ‘596?

        Thirdly, you have mentioned you are reluctant to issue your predictions on the case without having the full suite of information. What types of information do you feel you are missing that would help you arrive at a firmer opinion that we can look to as the case goes forward? Thank you.

Jeffrey Lewis

        Your first question regarding unexpected results really goes to the issue of obviousness and that is why the tests are split out separately. In the concept of obviousness one of the issues is, is there something about the new invention that would be surprising and unexpected over what was disclosed in the prior art? For anticipation, however, we do not look to that. Anticipation is literally can you find what is being claimed in the prior disclosure or are any of the steps or points that are missing something that people of ordinary skill in the art would have in their regular tool bag, to use a colloquial phrase? That is the test for anticipation. Therefore, the surprising and unexpected results is not something that United States patent law would look to for an anticipation analysis, although it would go into an obviousness analysis, together with such other considerations as commercial success. That is where your question of unexpected results is or is not material to the analysis of patent validity for the ‘265 patent, in that it would be brought in for obviousness but not for anticipation.

        Regarding the prosecution of the ‘265 patent, I think some of you have access on the website to a 9 March letter and we discuss this in more detail on page seven. What occurred in that prosecution was that the examiner looked at the ‘596 patent and essentially said that the ‘596 patent taught a mixture of the dextro and levo, the d- and the l-isomers, the racemic mixture. Also, that if there was the insertion of the concept of substantially pure one over the other, then that insertion of the concept of substantially pure would avoid the prior art created by the ‘596 patent. That is why in the claims of the ‘265 patent there is the insertion of the concept of substantially pure.

        The question that is raised by Apotex and Dr Reddy that Sanofi will have to address is that the examiner did not focus on the ‘596 patent's disclosure of ‘one of the two enantiomers or their mixture'. Therefore, what the examiner did not focus on and has not been addressed and a major point, perhaps the centrepiece, of the challenge by Apotex and Dr Reddy is what is the effect of that phrase and the related teachings and thought process underlying that phrase throughout the ‘596 document?

Question 8: Stuart Harris, UBS

        I want to confirm what you have said. Firstly, we have not seen any precedents where anticipation was used to invalidate a patent when we have this commentary about specifically identifying both enantiomers and that the only time when that has been considered is in the prosecution history of ‘265.

        Secondly, in the case of In re May I believe there was technical anticipation of the levo-rotatory isomer of alpha-benzomorphan, but the Appeals Court upheld the patent due to the non-obvious, non-addictive properties of the aforementioned isomer.

        Also, just generally, how much will substance over form come into this discussion? It seems pretty obvious to me that in previous cases if you claim the racemic mixture you are claiming the two isomers. Therefore, are we really just concerned with the semantics in claim one in the ‘596 patent of whether or not it is important to say specifically racemic mixture and both enantiomers?

Jeffrey Lewis

        Let me take those in order and also clarify since I am not sure you restated what I said about prior cases or prior prosecution histories in quite the same way. The cases that are most cited and those the courts have looked at on the issue of the patentability of enantiomers over disclosing the mixture of enantiomers are cases such as May, which you spoke about, and Williams. There are a couple of others at the District Court level, there are more at the Appellate level, such as Jones, Adamson. Those cases are not situations where the prior art reference—here the ‘596 patent—specifically referred to the concept that an enantiomer would be possible. They did not have the phrases that I have referred to before, ‘one of the two enantiomers' or ‘mixture'. Therefore, it is quite different from what is being presented here in terms of the validity of the ‘265 patent in light of the ‘596 patent. They did not comment on prosecution or what happened in other applications, much of which is often private and, frankly, I have not done a survey of every patent application that has been prosecuted as to whether or not enantiomers have been the issue. We really look to court cases here in the United States more than the prosecution files to understand where the decisions are pointing.

        Court cases such as May have said that a separate enantiomer is prima facie obvious, which is a burden shifting point, over prior art that discloses the racemate—this is getting to your second point. Prima facie obviousness is a burden shifting technique that is employed by the United States Patent Office and by the courts. Essentially what it says is normally the examiner has to come forward and say, ‘I find your patent obvious for the following reasons.' However, there are times when the examiner is unable to do the full analysis, such as where chemical analysis is required the examiner does not have conveniently accessible chemical testing facilities. Therefore, under United States law the examiner is allowed to shift that burden in certain situations by declaring something prima facie obvious. That is what cases such as In re May and In re Jones talk about. Where there is a racemate disclosed, a mixture of the enantiomer is disclosed, the examiner has the authority and ability to declare it prima facie obvious, which says ‘It looks obvious to me just based on this piece of paper, but applicant, you are now able to rebut that obviousness analysis.' That is not anticipation; that is obviousness, which again is the difference of whether it is something that somebody skilled in the art would understand or whether it is within the four corners of the document as somebody with ordinary skill in the art would read it.

Stuart Harris

        Is that what technical anticipation means? Reading the In re May ruling it does say that there is technical anticipation of the levo-rotatory isomer.

Jeffrey Lewis

        I will be very honest with you, I am not clear about what the phrase ‘technical anticipation' means. It is, frankly, to use the old expression, like being a little bit pregnant in that one is either anticipated or it is not. I think it is used colloquially as a tie together with the concept of prima facie obviousness, which means it looks as though everything is there, but let us do some science and dig down and see what is really present. In the letter of 9 March 2004 we have laid this out in pages 11 and 12 in more detail, but that is what I understand and what I think the general understanding of United States lawyers is in terms of what May and Jones and cases such as that disclose.

        This brings me to your third question regarding is this substance over form, what does claim one of the ‘596 patent really say, what does claim two say, what are the other claims that depend from it? That is going to be the ultimate question, is it not? Whether or not the court decides that all the concepts are there or the fact that part of it is in claim one, part of it is in claim two, part of it is in claim eight ought not to be combined together to find the anticipation or obviousness, or the examples using the bisulphate salt. That is really the ultimate question and depending upon which side one wanted to back one could phrase that question as either form over substance or technical requirements, or, on the other hand, being the substantive analysis. However, that is the issue of whether or not the ‘596 patent teaches all of the different elements and teaches the ability to combine them together, or teaches that one ought to combine them together to find what is in claim three of the ‘265 patent.

Stuart Harris

        Also, what I meant was in the previous cases you have just cited where there has not been within one of the claims a comment detailing the specific enantiomers but there is a description of the racemic mixture is it not obvious if you have a racemic mixture in the claim that that consists of two stereo-isomers?

Jeffrey Lewis

        The posing of the question gives the answer because once you know that it is the racemate and you are talking about it as a racemate by definition you have enantiomers. It is a truism. However, the question becomes is there something patentable about an isomer in isolation, or is it rather obvious that if you could use the racemate you could use an isomer?

Stuart Harris

        Thank you very much indeed.

Question 9: Sarb Klair, Citigroup Asset Management

        I would like to follow up on Carl's question and also Lucas' question. On this call we have spent much time talking about anticipation and quite often with the patents I have looked at historically—I am no expert—there seems to be a lot of discussion about obviousness. Anticipation to me suggests that the generics have a very strong argument. I know you did not want to answer Carl's question in terms of percentages, but would you suggest that I was off point with that conclusion?

Jeffrey Lewis

        There is other evidence that one has to look at for the purposes of obviousness. Anticipation is an easier analysis if all the items are present in the document. Obviousness requires that one do the analysis of secondary considerations. I do not think there would be a great deal of dispute here that Plavix® has commercial success, which goes to one of the secondary considerations. There is only limited publicly available information on the scientific analysis of whether or not there are unexpected results, which I think was referred to in one of the earlier questions. Thus it is almost a cleaner analysis, based upon what is in the limited public record, to look at anticipation rather than obviousness.

        Having said that, obviousness also affords an ability to Apotex and Dr Reddy to challenge the ‘265 patent that is a little broader than anticipation since although there is reference to bisulphate salt and there is reference to the various items in the ‘596 patent, obviousness allows additional prior art to be combined together. It allows looking at what the textbooks would teach in terms of what would be expected of the d- or l-isomer. Therefore, obviousness would allow greater information to be brought in. However, based upon the limited information that is publicly available at the moment, what we can identify is a stronger anticipation challenge than an obviousness challenge, but that is not to say that is where the case will ultimately finish.

Sarb Klair

        My second question is if I look at claim three in ‘265, essentially there are three limitations to that claim: hydrogen sulphate, the dextro-rotatory isomer of that very long name being substantially separated from the levo-isomer. I have heard everything you have said and I am confused because I am trying to understand which of those limitations of that claim you think cannot be found in ‘596? To my mind they all can and I am trying to rationalise that with it not being a very, very strong argument for anticipation.

Jeffrey Lewis

        I can tell you where the fight is. The fight is over the phrase ‘substantially separated', which all three parties seem to be saying that those are in the 90%+ range of purity, 92%, 95%, 96% purity or more. I think the fight is whether or not that level of purity, that level of percentage is taught by the ‘596 patent. On the other hand, when you look at the ‘596 patent and you see it refers to one of the two enantiomers or their mixture you have to sit back and ask what would somebody of ordinary skill in the art understand ‘only one of the two enantiomers' to mean in that concept of where you could have a mixture or you could have one enantiomer or you could have the other enantiomer? The question is going to be at what level of purity would somebody of skill in the art understand that to be?

Sarb Klair

        I see, but if it is one isomer or the other then presumably it is suggesting 100% purity, is it not?

Jeffrey Lewis

        That is a question of what those in the business would understand. I am not a pharmaceutical chemist, but reading the words much the same as you are, but perhaps with the gloss of being a chemical engineer who is a patent lawyer, I understand what you are saying, which is it is one of the two enantiomers.

Sarb Klair

        Yes, it seems very clear. My final question is I presume part of the problem that Sanofi is having with respect to ‘265 is that the claims as worded seem only to be, if you like, naked composition and matter claims. They have not managed to weave into their claims any of the unusual activities. Does that weaken their position?

Jeffrey Lewis

        We go back to one of the earlier questions we had about what of the specification could you read in? The claims are what they are. One could put in a claim a performance element in addition to a composition that demonstrates property X or property Y or has certain activity, but the claims of the ‘265 patent do not contain that. Therefore, that is not one of the elements by which infringement or validity is tested.

Sarb Klair

        Mr Lewis, that has been very helpful, thank you very much.

Arvind Sood

        Many thanks for sharing your insights on this important issue, Jeff. Ladies and gentlemen, we would also like to thank you for your participation, we hope you found it useful.

        [End of call]

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